SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Everbridge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29978A104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cintawati W. Putra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,179 shares
	6	SHARED VOTING POWER 1,984,895 shares
	7	SOLE DISPOSITIVE POWER 23,179 shares
	8	SHARED DISPOSITIVE POWER 1,984,895 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,378 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON IN

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Steven T. Kirchmeier and Cintawati W. Putra Living Trust Dated May 5, 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 941,417 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 941,417 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,378 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON OO

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cintawati W. Putra 2015 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 521,739 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 521,739 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,378 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON OO

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Steven T. Kirchmeier 2015 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 521,739 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 521,739 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,378 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON OO

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Steven T. Kirchmeier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,304 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,304 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,378 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON IN

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

ITEM 1(A).	NAME OF ISSUER:

Everbridge, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

ITEM 2(A).	NAME OF PERSON FILING:

Cintawati W. Putra (“Putra”)

Steven T. Kirchmeier and Cintawati W. Putra Living Trust Dated May 5, 2015 (the “Living Trust”)

Cintawati W. Putra 2015 Grantor Retained Annuity Trust (the “Putra Trust”)

Steven T. Kirchmeier 2015 Grantor Retained Annuity Trust (the “Kirchmeier Trust”)

Steven T. Kirchmeier (“Kirchmeier”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Everbridge, Inc.

25 Corporate Drive

Burlington, MA 01803

ITEM 2(C).	CITIZENSHIP:

Putra and Kirchmeier are United States citizens. The Living Trust, the Putra Trust and the Kirchmeier Trust are trusts organized under the laws of the State of California.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share.

ITEM 2(E).	CUSIP NUMBER:

29978A104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2016:

(a) Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

The Reporting Persons may be deemed members of a group within the meaning of Section 13(d), which in the aggregate may be deemed to beneficially own a total of 2,009,378 shares of Common Stock, consisting of 7.4% of the Issuer’s Common Stock. In accordance with Rule 13d-4 under the Act, each of the Reporting Persons hereby declares that this Report shall not be construed to be an admission that each such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Common Stock covered by this report other than those held in his or its name.

Putra and Kirchmeier are the trustees of the Living Trust, the Putra Trust and the Kirchmeier Trust, and may be deemed to control such trusts by reason of such position.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐. N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

STEVEN T. KIRCHMEIER AND CINTAWATI W. PUTRA LIVING TRUST DATED MAY 5, 2015

By:	/s/ Steven T. Kirchmeier and Cinta W. Putra
Name:	Steven T. Kirchmeier and Cinta W. Putra
Title:	Trustees

CINTAWATI W. PUTRA 2015 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Cinta W. Putra and Steven T. Kirchmeier
Name:	Cinta W. Putra and Steven T. Kirchmeier
Title:	Trustees

STEVEN T. KIRCHMEIER 2015 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Steven T. Kirchmeier and Cinta W. Putra
Name:	Steven T. Kirchmeier and Cinta W. Putra
Title:	Trustees

/s/ Cinta W. Putra
CINTAWATI W. PUTRA

/s/ Steven T. Kirchmeier
STEVEN T. KIRCHMEIER

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Everbridge, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Dated: February 10, 2017

STEVEN T. KIRCHMEIER AND CINTAWATI W. PUTRA LIVING TRUST DATED MAY 5, 2015

By:	/s/ Steven T. Kirchmeier and Cinta W. Putra
Name:	Steven T. Kirchmeier and Cinta W. Putra
Title:	Trustees

CINTAWATI W. PUTRA 2015 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Cinta W. Putra and Steven T. Kirchmeier
Name:	Cinta W. Putra and Steven T. Kirchmeier
Title:	Trustees

STEVEN T. KIRCHMEIER 2015 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Steven T. Kirchmeier and Cinta W. Putra
Name:	Steven T. Kirchmeier and Cinta W. Putra
Title:	Trustees

/s/ Cinta W. Putra
CINTAWATI W. PUTRA

/s/ Steven T. Kirchmeier
STEVEN T. KIRCHMEIER